Management's

Discussions and Analysis

For the three months

ended

March 31, 2025

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of Osisko Gold Royalties Ltd ("Osisko" or the "Company") and its subsidiaries for the three months ended March 31, 2025 should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three months ended March 31, 2025. The unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements. Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the unaudited condensed interim consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of May 7, 2025, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in U.S. dollars, the Company's reporting currency, unless otherwise noted. During the three months ended December 31, 2024, the Company elected to change its presentation currency from Canadian dollars ("C$") to U.S. dollars. In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, this change in presentation currency was applied retrospectively as if the new presentation currency had always been the Company's presentation currency and, accordingly, the comparative figures for 2024 have been restated. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Description of the Business

Osisko is engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 3-5% net smelter return ("NSR") royalty on the Canadian Malartic Complex, located in Québec, Canada.

Osisko is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

Business Model and Strategy

Osisko is focused on acquiring high-quality, long-life precious metals royalty and stream assets located in favourable jurisdictions and operated by established mining companies. The Company deploys capital through the acquisition of royalty and stream assets on metal mining projects at various stages of operation and development. Osisko endeavours to provide investors with lower-risk precious metals exposure via a geographically and operationally diversified asset base. Osisko's objective is to deploy capital into new and accretive investment opportunities to further enhance its growth profile.

Highlights

First Quarter of 2025

  19,014 gold equivalent ounces ("GEOs1") earned (22,259 GEOs in Q1 20242 );
  Revenues from royalties and streams of $54.9 million ($45.0 million in Q1 2024);
  Cash flows generated by operating activities of $46.1 million ($37.4 million in Q1 2024);
  Net earnings of $25.6 million, $0.14 per basic share ($11.2 million, $0.06 per basic share in Q1 2024);
  Adjusted earnings3  of $29.5 million, $0.16 per basic share ($22.0 million, $0.12 per basic share in Q1 2024);
  Net repayments of $19.6 million under the revolving credit facility;
  Cash balance of $63.1 million and debt outstanding of $74.3 million as at March 31, 2025;
  Acquisition of a 1.5% NSR royalty from Japan Gold Corp. ("Japan Gold") on Japan Gold's wholly-controlled properties in Japan for cash consideration of $5.0 million; and
  Declaration of a quarterly dividend of C$0.065 per common share paid on April 15, 2025 to shareholders of record as of the close of business on March 31, 2025.

Subsequent to March 31, 2025

  Additional repayments of $30.0 million under the revolving credit facility;
  First payment received from Talisker Resources Ltd. under the Bralorne 1.7% NSR royalty;
  Acquisition of a basket of royalties across various projects in British Columbia from Sable Resources Ltd. ("Sable Resources") for consideration of C$3.8 million, as well as certain rights in relation to the future acquisition of similar interests from Sable Resources;
  Publication of the fifth edition of the Company's sustainability report, Growing Responsibly; and
  Declaration of a quarterly dividend of US$0.055 per common share payable on July 15, 2025 to shareholders of record as of the close of business on June 30, 2025, an increase of 20% over the previous quarterly dividend, based on the foreign currency rate (C$/US$) on the declaration date of the first quarter dividend.

1 GEOs are calculated on a quarterly basis and include royalties and streams. Silver ounces and copper tonnes earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes by the average silver price per ounce or copper price per tonne for the period and dividing by the average gold price per ounce for the period. Cash royalties and other metals and commodities are converted into gold equivalent ounces by dividing the associated revenue by the average gold price per ounce for the period. For average metal prices used, refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A.

2 Three months ended March 31, 2024 ("Q1 2024").

3 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Annual and Special Meeting of Shareholders and Proposed Name Change

The Company's 2025 Annual and Special Meeting ("2025 AGM") of shareholders will be held on May 8, 2025 in Montréal, Québec. As part of the 2025 AGM, the Company will ask its shareholders to consider, and if deemed advisable, to adopt a special resolution approving the amendment to the articles of the Company to change its name to "OR Royalties Inc. / Redevances OR Inc.".

Guidance for 2025 and 5-Year Outlook

2025 Guidance

Osisko expects GEOs earned to range between 80,000 to 88,000 in 2025 at an average cash margin4  of approximately 97%. For the 2025 guidance, deliveries of silver, copper, and cash royalties have been converted to GEOs using commodity prices based on consensus prices and a gold/silver price ratio of 83:1. The 2025 guidance assumes Capstone Copper Corp's Mantos Blancos mine will continue to operate at its Phase I nameplate throughput capacity of 20,000 tonnes per day ("tpd"), as well as the commencement of payments associated with GEOs earned from Cardinal Namdini Mining Ltd.'s Namdini mine in the second half of 2025. In addition, the guidance assumes a full year of GEOs earned from the copper stream from MAC Copper Ltd.'s CSA mine and the NSR royalty on G Mining Ventures Corp.'s Tocantinzinho mine.

Osisko's 2025 guidance on royalty and stream interests is largely based on publicly available forecasts from its operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

5-Year Outlook

Osisko expects its portfolio to generate between 110,000 and 125,000 GEOs in 2029. The outlook assumes the commencement of production at Gold Fields Limited's Windfall project and South32 Limited's Hermosa/Taylor project, amongst others. It also assumes increased production from certain other operators that are advancing expansions, including Alamos Gold Inc.'s Phase 3+ Expansion at its Island Gold District. The 5-year outlook assumes there will be no GEOs contribution from the Eagle Gold mine, which is currently in receivership.

Beyond this growth profile, Osisko owns several other growth assets, which have not been factored in the 5-year outlook, as their development timelines are either longer, or difficult to reasonably forecast at this time. As these operators provide additional clarity on these respective assets, Osisko will seek to include them in future long-term outlooks.

This 5-year outlook is based on internal judgements of publicly available forecasts and other disclosure by the third-party owners and operators of the Company's assets and could differ materially from actual results. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the operators or uses management's best estimate. The commodity price assumptions that were used in the 5-year outlook are based on current long-term consensus and a gold/silver price ratio of 80:1.

This 5-year outlook, originally published on February 19, 2025, replaces the 5-year outlook previously released in February 2024, the latter of which should be considered as withdrawn. Investors should not use the current 5-year outlook to extrapolate forecast results to any year within the 5-year period (2025-2029).

4 Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned by the Company's producing royalty, stream and other interests:

	Three months ended March 31,
	2025	2024

Gold
Canadian Malartic Complex royalty	7,198	9,176
Éléonore royalty	1,657	1,261
Seabee royalty	958	890
Island Gold royalty	883	682
Lamaque royalty	571	530
Ermitaño royalty	512	520
Pan royalty	363	395
Tocantinzinho royalty (i)	279	-
Fruta del Norte royalty	121	88
Bald Mountain royalty	17	430
Eagle Gold royalty (ii)	-	1,654
Others	304	268
	12,863	15,894

Silver
Mantos Blancos stream	2,580	2,927
Sasa stream	1,214	868
CSA stream	881	1,143
Gibraltar stream	623	627
Canadian Malartic Complex royalty	38	44
Others	57	41
	5,393	5,650

Copper and others
CSA copper stream (iii)	735	-
Renard diamond stream (iv)	-	697
Others	23	18
	758	715

Total GEOs	19,014	22,259

(i) G Mining Ventures Corp. announced first gold production on July 9, 2024. Commercial production was declared on September 3, 2024 and the first delivery of gold was received in the fourth quarter of 2024.

(ii) On June 24, 2024, Victoria Gold Corp. ("Victoria") announced a slope failure of its heap leach facility at the Eagle Gold mine and operations have since been suspended. Please refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A for more details.

(iii) The CSA copper stream was acquired on June 15, 2023, with an effective date of June 15, 2024. The first delivery of copper was received and sold by Osisko Bermuda Limited, a subsidiary of the Company, during the third quarter of 2024. Copper is delivered on the last day of each quarter, and may, in certain situations, be sold in the subsequent quarter.

(iv) On October 27, 2023, Stornoway Diamonds (Canada) Inc. ("Stornoway"), the operator of the Renard diamond mine, announced it was suspending operations and placing itself under the protection of the Companies' Creditors Arrangement Act ("CCAA"). In January 2024, Osisko received a partial repayment of $1.4 million (C$1.9 million) from the bridge loan and subsequently recognized the GEOs (697 GEOs) that were not recognized at the time the proceeds from the diamonds stream were reinvested.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

GEOs by Product

Average Metal Prices and Exchange Rate

	Three months ended March 31,
	2025		2024
	Realized	Average	Realized	Average

Gold (i)	$2,863	$2,860	$2,073	$2,070
Silver (ii)	$32.71	$31.88	$23.78	$23.34
Copper (iii)	$9,783	$9,340	n/a	$8,438

Exchange rate (C$/US$) (iv)	n/a	0.6968	n/a	0.7415

(i) The average price represents the London Bullion Market Association's PM price in U.S. dollars per ounce.

(ii) The average price represents the London Bullion Market Association's price in U.S. dollars per ounce.

(iii) The average price represents the London Metal Exchange's price in U.S. dollars per tonne.

(iv) Bank of Canada daily rate.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Royalty, Stream and Other Interests Portfolio Overview

As at May 7, 2025, Osisko owned a portfolio of 178 royalties, 14 streams and 4 offtakes, as well as 8 royalty options. Currently, the Company has 21 producing assets.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets

Producing	16	5	-	21
Development	16	8	2	26
Exploration and evaluation	146	1	2	149
	178	14	4	196

Producing assets (i)

Asset	Operator	Interest (ii)	Commodity	Jurisdiction

North America

Akasaba West (iii)	Agnico Eagle Mines Limited	2.5% NSR royalty	Au, Cu	Canada

Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR (iv) royalty	Au	USA

Bralorne (v)	Talisker Resources Ltd.	1.7% NSR royalty	Au	Canada

Canadian Malartic Complex	Agnico Eagle Mines Limited	3 - 5% NSR royalty	Au, Ag	Canada

Éléonore	Dhilmar Ltd	1.8 - 3.5% NSR royalty	Au	Canada

Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico

Gibraltar	Taseko Mines Limited	100% stream	Ag	Canada

Island Gold	Alamos Gold Inc.	1.38 - 3% NSR royalty	Au	Canada

Lamaque	Eldorado Gold Corporation	1% NSR royalty	Au	Canada

Macassa TH	Agnico Eagle Mines Limited	1% NSR royalty	Au	Canada

Pan	Calibre Mining Corp.	4% NSR royalty	Au	USA

Parral	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico

Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico

Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada

Outside of North America

Brauna	Lipari Mineração Ltda	1% GRR (vi)	Diamonds	Brazil

CSA	MAC Copper Limited	100% stream 3.0 - 4.875% stream	Ag Cu	Australia

Dolphin Tungsten	Group 6 Metals Limited	1.5% GRR	Tungsten (W)	Australia

Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador

Mantos Blancos	Capstone Copper Corp.	100% stream	Ag	Chile

Sasa	Central Asia Metals plc	100% stream	Ag	North Macedonia

Tocantinzinho	G Mining Ventures Corp.	0.75% NSR royalty	Au	Brazil

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Key exploration/evaluation and development assets

Asset	Operator	Interest	Commodities	Jurisdiction

Altar	Aldebaran Resources Inc. and Sibanye-Stillwater Ltd.	1% NSR royalty	Cu, Au	Argentina

Arctic	South32 Limited / Trilogy Metals Inc.	1% NSR royalty	Cu	USA

AntaKori	Regulus Resources Inc.	0.75% - 1.5% NSR royalty	Cu, Au	Peru

Back Forty	Gold Resource Corporation	18.5% Au / 85% Ag streams	Au, Ag	USA

Cariboo	Osisko Development Corp.	5% NSR royalty	Au	Canada

Cascabel	SolGold plc	6% stream 0.6% NSR royalty	Au Cu, Au	Ecuador

Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada

Copperwood	Highland Copper Company Inc.	1.5% NSR royalty 0.115% NSR royalty	Cu Ag	USA

Dalgaranga	Spartan Resources Limited	1.8% GRR	Au	Australia

Eagle Gold (vii)	Victoria Gold Corp.	5% NSR royalty	Au	Canada

Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada

Hermosa (Taylor)	South32 Limited	1% NSR royalty on sulphide ores	Zn, Pb, Ag	USA

Horne 5	Falco Resources Ltd.	90% - 100% stream	Ag	Canada

Magino (viii)	Alamos Gold Inc.	3% NSR royalty	Au	Canada

Marban	Agnico Eagle Mines Limited	0.435-2% NSR royalty	Au	Canada

Marimaca MOD	Marimaca Copper Corp.	1% NSR royalty	Cu	Chile

Namdini	Cardinal Namdini Mining Ltd.	1% NSR royalty	Au	Ghana

Pine Point	Pine Point Mining Limited	3% NSR royalty	Zn	Canada

Shaakichiuwaanaan	Patriot Battery Metals Inc.	2% NSR royalty	Lithium (Li)	Canada

Spring Valley (ix)	Solidus Resources LLC	0.5 - 3.5% NSR royalty	Au	USA

Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada

West Kenya	Saturn Resources Ltd.	2% NSR royalty	Au	Kenya

Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au	New Zealand

White Pine	White Pine Copper LLC	1.5% NSR royalty 0.115% NSR royalty	Cu Ag	USA

Windfall	Gold Fields Limited	2.0 - 3.0% NSR royalty	Au	Canada

(i) The Renard diamond stream is excluded from producing assets as deliveries received since 2023 are only related to residual production from the mine.

(ii) Excluding tail royalties and streams reduction, when applicable.

(iii) The royalty covers less than half of the planned open-pit mine surface area.

(iv) Gross smelter return ("GSR").

(v) In April 2025, Talisker Resources Ltd. announced that it has begun lateral development on the Alhambra Vein at the Bralorne gold project. The Company received its first royalty payment in April 2025.

(vi) Gross revenue royalty ("GRR").

(vii) On June 24, 2024, Victoria announced a slope failure of its heap leach facility at the Eagle Gold mine and operations have since been suspended. Please refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A for more details.

(viii) The 3% NSR royalty covers a small portion of the currently proposed mine plan. Commercial production was declared at Magino in November 2023, but Osisko does not expect to receive royalty payments in the short term.

(ix) A 3-3.5% NSR royalty is applicable to the core resource area; a separate 0.5-2% NSR royalty is applicable on the periphery of the property.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Main Producing Assets

Geographical Distribution of Assets

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Main Producing Assets - Updates

Canadian Malartic Royalty (Agnico Eagle Mines Limited)

The Company holds a 3-5% NSR royalty on the Canadian Malartic mine, which is located in Malartic, Québec and is operated by Agnico Eagle Mines Limited ("Agnico Eagle"). Osisko also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South underground deposits, a 3.0% NSR royalty on the Odyssey North underground deposit and a 3.0-5.0% NSR royalty on the East Malartic underground deposit, which are located adjacent to the Canadian Malartic mine. The Canadian Malartic mine and the Odyssey mine now form the Canadian Malartic Complex. In addition, a C$0.40 per tonne milling fee is payable to Osisko on ore processed from any property that was not part of the Canadian Malartic property at the time of the sale of the mine in 2014.

Guidance - 2025

On February 13, 2025, Agnico Eagle reported production guidance of 575,000 to 605,000 ounces of gold at Canadian Malartic for the year 2025, compared to 655,654 ounces of gold produced in 2024. The production forecast is lower in 2025 when compared to previous guidance primarily due to the company's decision to defer the reintroduction of pre-crushed low-grade ore, to accommodate modifications to the in-pit tailings approach and ramp-up. Production is forecast to be in line with previous guidance in 2026 (545,000 to 575,000 ounces) and increase by approximately 95,000 ounces of gold in 2027 (635,000 to 665,000 ounces), with the contribution from East Gouldie at Odyssey. From 2025 to 2027, production is expected to be sourced from the Barnat pit and increasingly complemented by ore from Odyssey and low-grade stockpiles. Odyssey is expected to contribute approximately 85,000 ounces of gold in 2025, approximately 120,000 ounces of gold in 2026 and approximately 240,000 ounces of gold in 2027. In 2025, Canadian Malartic has planned quarterly shutdowns of four to five days for the regular maintenance at the mill.

Update on operations

On April 24, 2025, Agnico Eagle reported payable gold production at the Canadian Malartic Complex of 159,773 ounces in the first quarter of 2025, compared to 186,906 ounces of gold in the first quarter of 2024. Canadian Malartic performed better-than-planned in the first quarter of 2025; the decrease in gold production when compared to the prior-year period was primarily due to lower gold grades at the Barnat pit.

On April 24, 2025, Agnico Eagle reported that ramp development in the first quarter of 2025 reached the bottom of the first mining horizon at East Gouldie. Excavation of the mid-shaft loading station between levels 102 and 114 commenced and the temporary service hoist was commissioned. Exploration drilling continued to extend the East Gouldie deposit to the east and extend the newly discovered, sub-parallel Eclipse zone. Agnico Eagle also completed the acquisition of O3 Mining Inc. in the first quarter of 2025 - additional funding of $5.5 million has been allocated for a first phase of exploration in 2025 that will include 24,000 metres of drilling at the Marban deposit, which is located immediately northeast of the Canadian Malartic property.

Agnico Eagle continues to work on several opportunities with a vision to potentially grow annual production to one million ounces per year in the 2030s. These opportunities include the potential for a second shaft at Odyssey, the development of a satellite open pit at Marban and the development of the Wasamac underground project. Marban and Wasamac are located approximately 12 kilometres and 100 kilometres from the Canadian Malartic mill, respectively.

Update on Odyssey

On April 24, 2025, Agnico Eagle reported that, in the first quarter of 2025, ramp development continued to progress ahead of schedule. The ramp towards the mid-shaft loading station reached a depth of 1,012 metres as at March 31, 2025 and is expected to connect to the mid-shaft loading station at level 102 in the third quarter of 2025. The main ramp towards the shaft bottom reached a depth of 965 metres.

In the first quarter of 2025, the shaft reached level 111 at a depth of 1,113 metres on schedule. Excavation of the mid-shaft loading station was initiated and is expected to continue through the remainder of 2025. The level 111 station was excavated and is being prepared for steel installation, while excavation of the loading pocket at level 112 commenced.

In the first quarter of 2025, construction progressed on schedule and on budget. Construction of the temporary loading station at level 64 and the commissioning of the service hoist were completed. The service hoist, which will support the transportation of people, materials and waste, is expected to ramp-up to its design capacity of 3,500 tpd in the second quarter of 2025. At the main hoist building, the concrete foundation for the production hoist was poured. The structural steel and exterior cladding of the main office and service building was completed in the quarter and work shifted to the interior and to the mechanical and electrical installation. Construction of the main office building is expected to be completed by the first quarter of 2026.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Update on exploration

Agnico Eagle reported that at Odyssey, exploration drilling ramped up at Odyssey during the first quarter of 2025. Thirteen underground rigs and fourteen surface rigs drilled a total of 53,376 metres that targeted the eastern and depth extensions of the East Gouldie deposit, the new Eclipse zone and portions of the Odyssey deposit near the Odyssey shaft. Regional exploration continued to investigate several targets along the 16-kilometre long land package around the mine.

Drilling into the lower eastern extension of the East Gouldie deposit at the edge of the current mineralized envelope was highlighted by hole MEX24-322WAZ intersecting 5.3 g/t Au over 27.4 metres at 1,840 metres depth, including 9.9 g/t Au over 8.5 metres at 1,842 metres depth, and hole MEX24-322WA intersecting 6.6 g/t Au over 17.7 metres at 1,886 metres depth. Follow-up drilling at a 300 metre drill spacing is underway to further assess the eastward potential of the deposit between approximately 1,700 and 2,000 metres depth.

The drilling program is also investigating the interpreted junction at depth of the East Gouldie mineralized envelope and the Sladen Fault in what has been named the Keel structure, with hole UGEG-075-038 intersecting 2.2 g/t Au over 58.2 metres at 1,948 metres depth within the Keel structure, including 3.2 g/t Au over 21.7 metres at 1,976 metres depth, approximately 200 metres below the current planned maximum depth of the Odyssey shaft. Additional drilling is underway to further test the north-south and east-west continuities of the Keel structure.

Follow-up drilling into the newly discovered, sub-parallel Eclipse zone, which is located 50 to 100 metres north of the eastern portion of the East Gouldie mineralized corridor and extends from approximately 1,200 metres to 1,900 metres below surface, was highlighted by hole MEX24-325Z intersecting 3.7 g/t Au over 59.7 metres at 1,413 metres depth, including 6.3 g/t Au over 6.0 metres at 1,384 metres depth and 7.8 g/t Au over 7.8 metres at 1,398 metres depth.

Underground conversion drilling into the upper eastern extension of the East Gouldie deposit was highlighted by hole UGEG-071-009 intersecting 3.7 g/t Au over 17.3 metres at 766 metres depth. Agnico Eagle believes this area has the potential to add indicated mineral resources and potentially mineral reserves to East Gouldie by year-end.

Update on Mineral Reserve and Resource Estimates

On February 13, 2025, Agnico Eagle reported that successful exploration over the past year has continued to extend the limits of the East Gouldie Inferred Mineral Resource laterally to the west and to the east. Diamond drilling will continue in 2025 with over 20 drill rigs active on surface and underground to further assess the full potential of the Odyssey mine area and throughout the Canadian Malartic property package. Inferred Mineral Resources increased by 37% (1.2 million ounces of gold) year over year at the East Gouldie deposit to 4.6 million ounces of gold (61.2 million tonnes grading 2.32 g/t Au). The Odyssey mine now hosts a total of 5.55 million ounces of gold in Proven and Probable Mineral Reserves (52.6 million tonnes grading 3.28 g/t Au), 3.2 million ounce of gold in Measured and Indicated Mineral Resources (52.9 million tonnes grading 1.90 g/t Au) and 9.7 million ounces of gold in Inferred Mineral Resources (138.8 million tonnes grading 2.18 g/t Au).

For additional information, please refer to Agnico Eagle's press release dated February 13, 2025 titled "Agnico Eagle Reports Fourth Quarter And Full Year 2024 Results - Record Annual Gold Production And Free Cash Flow; Balance Sheet Strengthened By Further Debt Reduction; Updated Three-Year Guidance", Agnico Eagle's press release dated February 13, 2025 titled "Agnico Eagle Provides An Update On 2024 Exploration Results And 2025 Exploration Plans - Mineral Reserves Increase 1% Year-Over-Year To 54.3 Moz; Updated Mineral Reserves Of 2.8 Moz Declared At Upper Beaver; Inferred Mineral Resources Increase 9%" and Agnico Eagle's press release dated April 24, 2025 titled "Agnico Eagle Reports First Quarter 2025 Results - Strong Quarterly Operational and Financial Performance; Balance Sheet Further Strengthened by Strong Free Cash Flow Generation; 16th Annual Sustainability Report Released", all filed on www.sedarplus.ca.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Mantos Blancos Stream (Capstone Copper Corp.)

Osisko, through Osisko Bermuda Limited ("Osisko Bermuda"), owns a 100% silver stream on the Mantos Blancos mine, an open-pit mine located in the Antofagasta region of Chile. The Mantos Blancos mine is owned and operated by Capstone Copper Corp. ("Capstone").

Under the stream, Osisko Bermuda will receive refined silver equal to 100% of the payable silver from the Mantos Blancos mine until 19.3 million ounces have been delivered (6.6 million ounces have been delivered as at March 31, 2025), after which the stream percentage will be reduced to 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Capstone to Osisko Bermuda.

Guidance - 2025

On January 20, 2025, Capstone announced that copper production at Mantos Blancos is forecasted to increase in 2025 (43,000 to 51,000 tonnes from its sulphides business and 6,000 to 8,000 tonnes from its cathode business) due to higher mill throughput. Production is weighted towards the second half of the year driven by higher throughput as a planned maintenance shutdown is scheduled in the first quarter of 2025. Osisko receives deliveries from Mantos Blancos production with a two-month lag.

Update on operations

On May 1, 2025, Capstone Copper reported production of 13,846 tonnes of copper at Mantos Blancos in the first quarter of 2025, which was 26% higher than in the first quarter of 2024. The increased copper production was due to higher sulphide mill throughput as a result of the successful concentrator ramp-up in 2024 and higher sulphides feed grades due to mine sequence. Since the installation of new equipment in the tailings handling area in the third quarter of 2024, Mantos Blancos sulphide operations have exceeded the plant's nameplate milling capacity in November (average of 20,271 tpd), December (average of 20,007 tpd), January (average of 20,628 tpd), and March (average of 20,005 tpd). Operations in February (average of 16,540 tpd) were impacted by a planned maintenance shutdown and the nationwide power outage in Chile.

In the last months, silver grades have been tracking lower than expected. Capstone Copper's management has indicated that the issues have been isolated, and the grade should rebound, as supported by the second quarter early results noted by management.

Capstone Copper is currently evaluating the next phase of growth for Mantos Blancos, which is analyzing the potential to increase the concentrator plant throughput to at least 27,000 tpd and increase cathode production from the underutilized SX-EW plant. The sulphide concentrator plant expansion is expected to utilize existing and unused or underutilized process equipment, such as two idled ball mills, plus additional equipment for concentrate filtration, thickening and filtering of tailings. The Mantos Blancos Phase II study is expected toward the end of 2025.

For additional information, please refer to Capstone's press release dated January 20, 2025, titled "Capstone Copper Provides 2024 Production Results and Provides 2025 Guidance" and Capstone's press release dated May 1, 2025 titled "Capstone Copper Reports First Quarter 2025 Results", both filed on www.sedarplus.ca.

Eagle Gold Royalty

Osisko owns a 5% NSR royalty on the Dublin Gulch property, situated in central Yukon Territory, Canada, which hosts the Eagle Gold mine, on all metals until 97,500 ounces of gold have been delivered to Osisko and a 3% NSR royalty thereafter. As of December 31, 2024, a total of 32,667 ounces of gold have been delivered under the royalty agreement.

Heap leach facility failure

On June 24, 2024, Victoria announced that the heap leach facility at the Eagle Gold mine experienced a failure. Operations were suspended while the site operations team, along with management and the Yukon government officials continued to assess the situation and gathered information. Victoria confirmed that there had been some damage to infrastructure and a portion of the failure had left containment. Subsequently, on July 4, 2024, Victoria advised that it had received notices of default from its lenders under the credit agreement dated December 18, 2020. A default under the Eagle Royalty Agreement dated April 13, 2018 was also triggered and, consequently, Osisko provided a notice of default to Victoria on July 4, 2024. On July 12, 2024 and July 30, 2024, Victoria reported that there can be no assurance that the company will have the financial resources necessary to repair the damage to the equipment and facilities, to remediate the impacts caused by the incident or to restart production.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

On August 14, 2024, the Ontario Superior Court of Justice appointed PricewaterhouseCoopers Inc. as receiver and manager, at the direction of the Yukon Government and under the supervision of the court, of all assets, undertakings and properties of Victoria, which properties include but is not limited to the Eagle Gold mine. A copy of the appointment order (the “Appointment Order”) is available on the receivership website provided below.

An independent review board ("IRB") has been created to identify the causes of the failure by performing an independent review of the design, construction, operation, maintenance and monitoring of the heap leach facility. The IRB will include a timeline for the event, a conclusion about why the failure occurred and any contributing factors. The report will be made available to the public and may inform requirements or conditions that may be implemented for any future re-start of the Eagle Gold mine. The Receiver Report from November 2024 indicated that the IRB will provide the report to the Receiver, the First Nation of Na-cho Nyak Dun and the Minister of Energy, Mines and Resources by June 15, 2025.

For additional information, please refer to Victoria's press release dated June 24, 2024 titled "Victoria Gold: Eagle Gold Mine Heap Leach Pad Incident", Victoria's press release dated July 4, 2024 titled "Victoria Gold Provides Update on Eagle Gold Mine Incident", Victoria's press release dated July 12, 2024, titled "Victoria Gold: Update on Eagle Gold Mine" and Victoria's press release dated July 30, 2024, titled "Victoria Gold: Update on HLF Incident Management", all filed on www.sedarplus.ca, and refer to the receivership website: www.pwc.com/ca/victoriagold.

Éléonore Royalty (Dhilmar Ltd.)

Osisko owns a sliding scale 1.8% to 3.5% NSR royalty on the Éléonore gold mine ("Éléonore") located in the Province of Québec and operated by Dhilmar Ltd. ("Dhilmar"). Dhilmar acquired Éléonore from Newmont Corporation ("Newmont") in the first quarter of 2025 for a cash consideration of $795 million. Osisko currently receives a NSR royalty of 2.2% on production at the Éléonore mine.

Update on operations

On February 20, 2025, Newmont announced production at Éléonore of 69,000 ounces of gold in the fourth quarter of 2024 for a total of 240,000 ounces in 2024, compared to 232,000 ounces in 2023.

Update on Reserve and Resource Estimates

On February 20, 2025, Newmont reported Proven and Probable Mineral Reserves at Éléonore comprising 10.1 million tonnes grading 5.05 g/t Au for 1.6 million ounces of gold as at December 31, 2024, an increase of 7%, net of depletion.

For additional information, please refer to Newmont's press release dated February 20, 2025, titled "Newmont Reports Fourth Quarter and Full Year 2024 Results; Provides Full Year 2025 Guidance" and Newmont's press release dated February 20, 2025 titled "Newmont Reports 2024 Mineral Reserves of 134.1 Million Gold Ounces and 13.5 Million Tonnes of Copper", both filed on www.sedarplus.ca.

Sasa Stream (Central Asia Metals plc)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in North Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe. Osisko Bermuda's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for $5 per ounce (plus refining costs) of refined silver delivered, increased for inflation annually from 2017 ($6.545 per ounce in 2025).

Guidance - 2025

Sasa's guidance for 2025 is forecast at 790,000 to 810,000 tonnes of ore mined and processed, and metal-in-concentrate production is estimated to 19,000 to 21,000 tonnes of zinc and 27,000 to 29,000 tonnes of lead.

Update on operations

On April 8, 2025, Central Asia reported sales of 105,453 ounces of payable silver to Osisko in the first quarter of 2025.

During the first quarter of 2025, Sasa continued to place paste-fill in the cut-and-fill production stopes on the 800-metre and 750-metre levels. Long-hole stoping using fill also continued, with additional stopes to follow over the course of 2025. As in 2024, previously mined voids were filled during the first quarter of 2025 to provide the necessary ground stability for current and future mining, as well as allowing a significant proportion of Sasa's tailings to be stored permanently underground.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Construction of the dry stack tailings ("DST") plant is complete. The plant has produced its first filter cake, which has been placed in the dedicated area prepared for the commissioning process within the boundaries of the DST landform. Expansion of the landform will continue over the rest of 2025.

For more information on the Sasa mine, refer to Central Asia's press release dated April 8, 2025, titled "Q1 2025 Operations Update", available on their website at www.centralasiametals.com.

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 3.00% on the Island Gold mine property (all of the current Island Gold Mineral Reserves and Resources are covered by the royalties), operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada.

Guidance - 2025

On January 13, 2025, Alamos released its 2025 guidance for the Island Gold District, which includes the Island Gold mine and the Magino mine, of 275,000 - 300,000 ounces of gold. Alamos provided a 2025 processed tonnage range of 1,200-1,400 tpd and a processed grade of between 10 and 13 g/t Au for the Island Gold mine, without specifically providing a guidance range for produced gold. Osisko does not have a royalty on the near-term Magino mine production.

Update on operations

On April 30, 2025, Alamos reported first quarter production at the Island Gold District of 59,200 ounces of gold compared to 33,400 ounces in the first quarter of 2024. The 77% increase from the prior year period was driven by the inclusion of the Magino mine (Osisko has no royalty interest in Magino's current producing area), which was acquired in July 2024, as well as an increase in tonnes and grades processed from Island Gold. At Island Gold, underground mining rates averaged 1,225 tpd in the first quarter, consistent with guidance; grades mined averaged 11.50 g/t Au in the first quarter, 9% higher than in the prior year period and consistent with annual guidance. Mill throughput averaged 1,212 tpd and mill recoveries averaged 98% during the first quarter, also consistent with guidance.

Update on Island Gold Phase 3+ Expansion

In 2022, Alamos announced the Phase 3+ Expansion at Island Gold to 2,400 tpd from the current rate of 1,200 tpd, which will involve various infrastructure investments. These include the installation of a shaft, paste plant, as well as accelerated development to support the higher mining rates. Following the completion of the expansion in 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower.

On September 4, 2024, Island Gold announced an update to the Phase 3+ Expansion. As of March 31, 2025, 75% of the total initial capital has been spent and committed on the project. The Phase 3+ Expansion remains on schedule to be completed in the first half of 2026.

Update on Reserve and Resource Estimates

On February 18, 2025, Alamos announced that Mineral Reserves and Resources increased by 9% as at December 31, 2024, including an increase of Mineral Reserves of 32% to 2.3 million ounces with grades increasing by 11% (6.2 million tonnes grading 11.4 g/t Au), driven by significantly higher-grade additions across the main structure and an increase in Measured and Indicated Mineral Resources, which stood at 601,000 ounces (2.1 million tonnes grading 8.76 g/t Au) while Inferred Mineral Resources reached 3.8 million ounces (7.1 million tonnes grading 16.52 g/t Au).

The increase in Island Gold's Mineral Reserves, net of depletion, marked the 12th consecutive year of growth. Grades also increased 11% to 11.40 g/t Au, an impressive outcome given the higher grades mined during 2024, which averaged 12.47 g/t Au. The increase was driven by higher-grade additions across the main structure (C/E1E-zones), particularly in the Island Main and East areas. With the main structure open laterally and at depth, and several recently defined high-grade zones in the hanging wall and footwall, this long-term pace of growth is expected to continue.

Update on exploration

On February 18, 2025, Alamos announced that a total of $27 million is budgeted for exploration at the Island Gold District in 2025, up from the $20 million spent in 2024. The exploration program will build on the success from 2024, with high-grade gold mineralization extended across the Island Gold deposit, as well as within multiple structures within the hanging wall and footwall.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

A total of 41,500 metres of underground drilling is planned in 2025 with a focus on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure. This includes drilling across the strike extent of the main Island Gold deposit (E1E and C-Zones), as well as within a growing number of newly defined hanging-wall and footwall zones.

Additionally, 18,000 metres of surface exploration drilling has been budgeted targeting the area between the Island Gold and Magino deposits, as well as the down-plunge extension of the Island Gold deposit, below a depth of 1,500 metres. Included within sustaining capital, 30,800 metres of underground delineation drilling is planned and focused on the conversion of the large Mineral Resource base to Mineral Reserves.

Drilling will also be completed at the Island Gold North Shear target, and to the east and along strike from the Island Gold mine to test the extension of the E1E-zone. Field work in 2025 will include till sampling, geological mapping, prospecting, and trenching at several regional targets. A comprehensive data compilation project will also continue into 2025 across the large 60,000 hectare land package in support of future exploration targeting.

On April 30, 2025, Alamos announced that during the first quarter at Island Gold, 8,504 metres of underground exploration drilling was completed in 32 holes, and 3,492 metres of surface drilling was completed in six holes. Additionally, a total of 7,416 metres of underground delineation drilling was completed in 26 holes, focused on in-fill drilling to convert Mineral Resources to Mineral Reserves. A total of 72 metres of underground exploration drift development was also completed during the first quarter.

For more information, refer to Alamos' press release dated January 13, 2025 titled "Alamos Gold Continues to Define High-Grade Mineralization Across the Island Gold Deposit; Ongoing Success Expected to Drive Additional Growth in Mineral Reserves and Resources", Alamos' press release dated February 18, 2025 titled "Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2024" and Alamos' press release dated April 30, 2025 titled "Alamos Gold Reports First Quarter 2025 Results", all filed on www.sedarplus.ca.

CSA Streams (MAC Copper Limited)

Osisko, through Osisko Bermuda, holds a silver stream and a copper stream on the CSA copper mine, operated by MAC Copper Limited ("MAC Copper"). Osisko Bermuda will purchase an amount of refined silver equal to 100% of the payable silver produced from CSA for the life of the mine and will make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. Osisko Bermuda will also be entitled to purchase refined copper equal to 3.0% of payable copper produced from CSA until the 5th anniversary of the closing date (June 15, 2023), then 4.875% of payable copper produced from CSA until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from CSA for the remaining life of the mine. Osisko Bermuda will make ongoing payments for refined copper delivered equal to 4% of the spot copper price at the time of delivery. On the 5th anniversary of the closing date, MAC Copper will have the option to exercise certain buy-down rights on the copper stream by paying a one-time cash payment to Osisko Bermuda of $20.0 million to $40.0 million.

In July 2023, Osisko Bermuda received its first delivery of silver. The first delivery of copper under the CSA copper stream occurred in the first week of July 2024. As of March 31, 2025, a total of 972 tonnes of copper have been delivered to Osisko Bermuda under the stream agreement.

Guidance - 2024 to 2026

On February 24, 2025, MAC Copper maintained its production guidance for the next two years, which was originally  released on July 22, 2024. Copper production is expected to range between 43,000 to 48,000 tonnes in 2025 and 48,000 to 53,000 tonnes in 2026. This two-year production guidance is based primarily on Mineral Reserves, but also on Measured and Indicated Mineral Resources (as at December 31, 2024). Given that all the deposits are open and a large drill program is underway, MAC Copper considers it likely that there will be changes over the relevant period as the company's overall plan to continue operational and production improvement continues to develop.

The CSA copper mine is high grade in general, but a small number of very high-grade stopes (plus 8% copper) comprise an outsized proportion of annual production. The sequencing of these can have a significant impact on month-to-month production and along with typical summer storms and power interruptions, the March quarters are typically the weakest quarter in a year. This trend is continuing in 2025 and the company expects the March 2025 quarter production to be down on the prior quarter and the weakest quarter for 2025 as seen with the 2024 trend.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Update on operations

On April 29, 2025, MAC Copper announced quarterly copper production of 8,644 tonnes at the CSA mine, compared to 8,786 tonnes in the first quarter of 2024. Management noted that the March quarters are always the seasonally lowest production quarter at the CSA copper mine and this is what was seen again in 2025. First quarter production followed a very strong December 2024 quarter and MAC Copper expects to see production rates increase again during the year, as it was the case in 2024. Copper production is driven by small numbers of large tonnage, high grade stopes and the timing of when these are sequenced in the year. As a result, copper production in the first quarter of 2025 decreased by 24% at 4.1% Cu with a higher grade stope only accessed in the latter part of March.

Update on exploration

On February 24, 2025, MAC Copper noted that it has identified significant mineralization in the upper parts of the CSA copper mine (above the 900 metres below surface level) that has previously been referred to as a series of deposits (including QTSS Upper) and levels. In order to identify this as a separate operation, the company is calling all mineralization above the 900 metres below surface level the "Merrin Mine".

MAC Copper is now able to quote an Inferred Mineral Resource for a portion of the known zinc mineralization in this area. In addition, there is substantial copper mineralization that is not currently in a format able to be quoted as a Mineral Resources, but for which MAC Copper has sufficient information and confidence to commence mine planning to extract both the zinc and copper in the Merrin Mine.

Update on Mineral Reserve and Resource Estimates

On February 24, 2025, MAC Copper announced an updated 2024 Mineral Resources and Mineral Reserves statement, including:

  Updated life-of-mine of 12 years based on Mineral Reserves only;
  Mineral Reserves of 545,000 tonnes of copper and 6.8 million ounces of silver (15.9 million tonnes grading 3.4% Cu and 13.3 g/t Ag);
  Measured and Indicated Mineral Resources of 286,000 tonnes of copper and 3 million ounces of silver (5.6 million tonnes grading 5.1% Cu and 16.7 g/t Ag);
  Inferred Mineral Resources of 178,000 tonnes of copper and 3.9 million ounces of silver (5.4 million tonnes grading 3.3% Cu and 22 g/t Ag); and
  2024 Mineral Reserves only extends 70 metres vertically below the current decline position requiring only minimal annual development.

For more information, refer to MAC Copper's press release dated February 24, 2025 titled "MAC Copper Limited Announces 2024 Resource and Reserve Statement and Production Guidance" and MAC Copper's press release dated April 29, 2025 titled "MAC Copper Limited Announces March 2025 Quarterly Report", both filed on www.sec.gov/edgar.

Ermitaño Royalty (First Majestic Silver Corp.)

Osisko holds a 2% NSR royalty on the Ermitaño underground gold and silver mine ("Ermitaño") operated by First Majestic Silver Corp. ("First Majestic") and located in Sonora State, Mexico. Processing of ore from Ermitaño at the Santa Elena processing plant started in December 2021.

Guidance - 2025

On February 13, 2025, First Majestic reported its guidance for Santa Elena of 1.6 million to 1.8 million ounces of silver and 71,000 to 79,000 ounces of gold. This production should be exclusively from ore covered by the royalty held by Osisko.

Update on operations

On April 9, 2025, First Majestic announced production of 339,784 ounces of silver and 21,408 ounces of gold in the first quarter of 2025 at Ermitaño. The mill processed 270,203 tonnes of ore, 20% higher than the same period last year, with average silver and gold head grades of 58 g/t and 2.59 g/t, respectively. Silver and gold recoveries during the quarter averaged 68% and 95%, respectively, consistent with 69% and 95% in the same period last year. During the quarter, seven drill rigs consisting of five surface rigs and two underground rigs completed 16,809 metres of drilling on the property.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Update on exploration

On July 30, 2024, First Majestic announced the discovery of a significant new, vein-hosted gold and silver mineralized system at its Santa Elena property. This new high-grade discovery, the Navidad vein system ("Navidad"), was made at depth adjacent to the company's producing Ermitaño mine and is within Osisko's royalty boundaries. This is the most promising discovery at the Santa Elena property since Ermitaño was discovered in 2016.

On February 4, 2025, First Majestic provided new results for the Navidad discovery. The drilling completed during the second half of 2024 significantly expanded the gold and silver mineralization discovered at the Navidad target, and metallurgical testing of the mineralization revealed that gold and silver metal recoveries are excellent. A total of 20,809 metres of new drilling was completed with 17 holes that have defined extensive mineralization consisting of two epithermal quartz veins with high-grade gold and silver mineralization: the Navidad and Winter veins. The gold and silver mineralization identified to date extends greater than 1,000 metres by 300 metres in strike and dip with the true thickness of mineralization averaging between 2.8 metres and 4.4 metres. A maiden Inferred Mineral Resource estimate released on March 31, 2025 (see below). During 2025, additional drilling from surface is planned to continue testing the potential expansion of Navidad, which remains open in multiple directions. Expansionary and infill resource definition drilling will also take place from multiple new underground drilling stations constructed from the Ermitaño mine.

Update on Mineral Reserve and Resource Estimates

On March 31, 2025, First Majestic released updated 2024 Mineral Reserve and Mineral Resource estimates for the Ermitaño underground mine. Ermitaño's Proven Mineral Reserve is estimated at 2.2 million ounces of silver and 93,000 ounces of gold (797,000 tonnes grading 85 g/t Ag and 3.65 g/t Au) and Probable Mineral Reserve is estimated at 2.5 million ounces of silver and 105,000 ounces of gold (2.0 million tonnes grading 38 g/t Ag and 1.61 g/t Au).

The Navidad discovery at Santa Elena added 2.3 million tonnes of Inferred Mineral Resources containing 5.9 million ounces of silver and 249,000 ounces of gold with metal grades of 81 g/t Ag and 3.42 g/t Au, respectively. To date, only a portion of the newly delineated vein system has been classified within the resource estimate, with significant upside potential to be realized through additional drilling.

For more information, refer to First Majestic's press release dated July 30, 2024 titled "First Majestic Announces New High-Grade Gold and Silver Discovery at Santa Elena", First Majestic's press release dated February 4, 2025 titled "First Majestic Reports Exploration Success for Navidad at Santa Elena", First Majestic's press release dated February 13, 2025 titled "First Majestic Announces 2025 Production and Cost Guidance and Announces Conference Call Details", First Majestic's press release dated March 31, 2025 titled "First Majestic Announces 2024 Mineral Reserve and Mineral Resource Estimates" and First Majestic's press release dated April 9, 2025 titled "First Majestic Produces 7.7 Million AgEq Ounces in Q1 2025 Including a Record 3.7 Million Silver Ounces",  all filed on www.sedarplus.ca.

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Guidance - 2025

On March 31, 2025, SSR Mining reported 2025 annual guidance for the Seabee mine of 70,000 to 80,000 ounces of gold.

Seabee's 2025 production is expected to be strongest in the first quarter of the year, reflecting the processing of ore from a higher grade stope that was first accessed in the fourth quarter of 2024. For the remainder of 2025, grades are expected to reflect Seabee's Mineral Reserve grade and average between 5.0 and 5.5 g/t Au, and processing plant throughputs are expected to average approximately 1,300 to 1,350 tpd.

Update on operations

On May 6, 2025, SSR Mining announced production of 26,001 ounces of gold at Seabee in the first quarter of 2025, compared to 23,773 ounces in the first quarter of 2024. Processed grades of 9.00 g/t Au during the first quarter of 2025 were a result of continued positive grade reconciliation in Santoy 9.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Update on exploration

On March 31, 2025, SSR Mining reported that exploration and resource development expenditures at Seabee are estimated at $16 million with a focus on defining initial Mineral Reserves at the Porky targets. Further drilling will also be completed at the Gap Hangingwall to evaluate potential extensions to the existing Mineral Reserves and mine life at Seabee. Earlier stage exploration activity also continues across the broader Seabee property, including mapping and sampling new outcrop exposures created by the 2024 forest fires at a number of regional targets.

Update on Mineral Reserve and Resource Estimates

On February 18, 2025, SSR Mining reported an updated Mineral Reserves which remained relatively stable with a 9% decrease in reserve ounces. Proven Mineral Reserves include 0.335 million tonnes of 6.11 g/t Au for 66,000 ounces of gold, and Probable Mineral Reserves include 1.466 million tonnes of 5.16 g/t Au for 243,000 ounces of gold. This estimate does not incorporate any of the Indicated Mineral Resources totaling 2.15 million tonnes grading 5.1 g/t Au for 352,000 ounces of gold, or the Inferred Mineral Resources totaling 1.464 million tonnes grading 4.37 g/t Au for 206,000 ounces of gold.

During the year ended December 31, 2024, SSR completed a total of 220 drillholes totaling 70,318 metres of drilling at the Porky West deposit. The main objective of this drilling was to expand the footprint of mineralization. Mineral Resource at Porky West is open at depth and along strike. An exploration plan is in place to increase the Mineral Resource footprint and continue infill drilling in 2025. Seabee has been in continuous operation for 30 years and has demonstrated a track record of Mineral Reserve replacement that SSR Mining expects to continue into the future.

For more information, refer SSR Mining’s press release dated February 18, 2025 titled “SSR Mining Reports Fourth Quarter and Full-Year 2024 Results”, SSR Mining’s press release dated March 31, 2025 titled “SSR Mining Provides 2025 Operating Guidance” and SSR Mining’s press release dated May 6, 2025 titled “SSR Mining Reports First Quarter 2025 Results”, all filed on www.sedarplus.ca, as well as SSR Mining’s Form 10-K filed on EDGAR at www.sec.gov.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a silver stream referenced to Gibraltar copper mine's production, operated by Taseko Mines Limited ("Taseko") and located in British Columbia, Canada. The stream was amended in June 2023, increasing the refined silver to be delivered from 75% to 87.5% of the payable silver production, and amended again in December 2024, increasing the refined silver to be delivered to 100% of the payable silver production, following Taseko's acquisition of the remaining 12.5% Gibraltar joint venture interest in March 2024. Further to this, Osisko and Taseko also extended the step-down silver delivery threshold to coincide with Taseko's recently updated Mineral Reserve estimate for Gibraltar. Once a total of 6.8 million ounces of silver have been delivered, the refined silver to be delivered will be reduced to 35% of the payable silver produced at Gibraltar thereafter. There is no cash transfer price payable by Osisko at the time of delivery for the silver ounces delivered. As of March 31, 2025, a total of 1.5 million ounces of silver have been delivered under the stream agreement.

Guidance - 2025

On January 9, 2025, Taseko released its 2025 guidance. As a result of increased mill availability, production in 2025 is expected to range between 120 to 130 million pounds of copper, a significant increase over 2024. Production is expected to be weighted to the second half of the year.

On May 1, 2025, Taseko announced that challenging ground conditions at the top of the current connector pit pushback have led to lower mining productivities in recent months, which will delay the release of higher-grade ore from the second quarter to the third quarter. As a result, copper production for 2025 is expected to be about 10 million pounds (~8%) lower than the previous guidance.

Update on operations

On May 1, 2025, Taseko reported production of 20.0 million pounds of copper in the first quarter of 2025, compared to 29.7 million pounds in the first quarter of 2024. Mill throughput exceeded design capacity in the first quarter and head grades were in line with the plan. However, copper production in the quarter was impacted by lower than expected metallurgical recoveries from oxidized ore. Significantly higher grades and recoveries are expected in the second half of 2025 year and in 2026.

For more information, refer to Taseko's press release dated January 9, 2025 titled "Taseko Announces 2024 Production Results and Amendment to Gibraltar Silver Stream" and Taseko's press releases dated May 1, 2025 titled "Taseko Reports First Quarter 2025 Earnings", both filed on www.sedarplus.ca.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Lamaque Royalty (Eldorado Gold Corporation)

Osisko owns a 1% NSR royalty on the Lamaque gold mine, including the producing Triangle deposit as well as the prospective Ormaque, Plug #4, and Parallel deposits. Osisko also holds a 2.5% NSR royalty on the Bourlemaque property. The Lamaque Complex is operated by Eldorado Gold Corporation ("Eldorado") and is located in Québec, Canada.

Guidance - 2025

On February 5, 2025, Eldorado released its 2025 production guidance at the Lamaque Complex of 170,000 to 180,000 ounces of gold, unchanged from the previously guided range. In 2025, the focus remains on further resource conversion drilling at Triangle and Ormaque and the completion of a second bulk sample.

Sustaining capital expenditures are expected to range between $85 and $95 million for 2025 to include significant underground mine development and resource conversion drilling at the Triangle deposit, as Eldorado targets the C8 zone. Expected growth capital is estimated between $70 and $75 million for 2025, and primarily includes development and infrastructure to access the Ormaque deposit, construction of the North Basin, a new water basin that is expected to extend the life of the Sigma tailings storage facility, and construction of the paste plant.

Update on operations

On May 1, 2025, Eldorado announced production at the Lamaque Complex of 40,438 ounces of gold, a 4% decrease from the 42,299 ounces of gold produced in the first quarter of 2024, primarily due to lower grades and gold recovery, partially offset by higher throughput. Average grade decreased to 5.38 g/t Au in the first quarter of 2025 from 5.81 g/t Au in the first quarter of 2024. Production is expected to increase in the second quarter with higher grades expected as a result of mine sequencing.

Update on Mineral Reserve and Resource Estimates

On January 27, 2025, Eldorado released its updated Mineral Reserves and Mineral Resources and an updated life-of-mine plan on the Lamaque mine. Proven and Probable Mineral Reserves include 1.36 million tonnes of 5.72 g/t Au and 3.62 million tonnes of 6.92 g/t Au, respectively, for a total of 1.3 million ounces of gold. Inferred Resources include 994 million tonnes of 8.04 g/t Au for 2.6 million ounces. The updated technical report outlines a Reserve Case of an 8-year mine life producing 1.2 million ounces of gold, while the preliminary economic assessment case shows the potential to extend the life of mine incrementally by 9 years and incremental gold production of 1.5 million ounces. The life-of-mine plan describes an average annual gold production of approximately 185,000 ounces through 2036, providing a long runway for the Lamaque Complex. With the development of the Ormaque deposit, Eldorado will be adding a second underground mine to the Lamaque Complex, which provides operational flexibility and efficiency as they leverage the existing plant and infrastructure.

Eldorado continues to assess exploration opportunities across the Lamaque Complex as well as its 100%-owned Bourlamaque property (contiguous to the Lamaque Complex) and in the wider Abitibi region. Exploration activities will continue at the Lamaque Complex, with a focus on resource conversion drilling at Lower Triangle, Ormaque and Plug No. 4, as well as testing for extensions at Ormaque and earlier stage targets close to the Lamaque Complex infrastructure.

For more information, refer to Eldorado's press release dated January 27, 2025 titled "Eldorado Updates Lamaque Complex Technical Report; Demonstrating Significant Value and Potential to Extend Mine Life to 17 Years", Eldorado's press release dated February 5, 2025 titled "Eldorado Gold Provides Skouries Project Update; 2025 Detailed Company Production & Cost Guidance; Updated Three-Year Growth Profile; Conference Call Details" and Eldorado's press release dated May 1, 2025 titled "Eldorado Gold Reports Solid First Quarter 2025 Financial and Operational Results; Skouries Progressing to Plan", all filed on www.sedarplus.ca.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded companies involved in the mining industry. In certain instances, Osisko may invest in equity of companies concurrently with the acquisition of royalty, stream or other similar interests or with the objective of improving its ability to acquire future royalties, streams or similar interests. Certain investment positions may be considered as associates under IFRS Accounting Standards as a result of the ownership held, nomination rights to the investee's board of directors and/or other facts and circumstances.

Osisko may, from time to time, and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

In the first quarter of 2025, Osisko acquired equity investments for $10.6 million.

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at March 31, 2025 (in thousands of dollars):

Investments	Carrying value (i)	Fair Value (ii)
	$	$

Associates	40,086	49,619
Other	66,153	66,153
	106,239	115,772

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for other investments, as per IAS 28 Investment in Associates and Joint Ventures and IFRS 9 Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at March 31, 2025.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Principal investment in associates

Osisko Development Corp.

As at March 31, 2025, the Company's principal investment in associates is Osisko Development Corp. ("Osisko Development"). Osisko Development is a Canadian gold mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America. The main projects held by Osisko Development are the Cariboo gold project ("Cariboo") in British Columbia, Canada, the San Antonio gold project ("San Antonio") in Sonora, Mexico, and the Tintic property ("Tintic") in Utah, United States. Osisko owns a 5% NSR royalty on Cariboo, 15% gold and silver streams on San Antonio and a 2.5% metals stream on Tintic.

The Cariboo gold project has Probable Mineral Reserves of 2.03 million ounces of gold (16.7 million tonnes grading 3.78 g/t Au), Measured and Indicated Mineral Resources of 1.57 million ounces of gold (14.7 million tonnes grading 3.33 g/t Au) and Inferred Mineral Resources of 1.71 million ounces of gold (15.5 million tonnes grading 3.44 g/t Au).

On December 12, 2024, Osisko Development announced the granting of the Environmental Management Act permits for Cariboo. Together with the BC Mines Act permits secured on November 20, 2024, these approvals marked the successful completion of the permitting process for key approvals, solidifying Cariboo's shovel-ready status.

On March 28, 2025, Osisko Development provided a progress update for its ongoing bulk sample and underground development activities at Cariboo. Osisko Development has now successfully completed 100% of the underground development, totalling approximately 1,172 meters, to access the target area of the contemplated bulk sample in the Lowhee Zone of the deposit. The extraction, sampling, assaying, and analysis of mineralized material from the target zone is currently ongoing. Approximately 7,400 tonnes of material has been extracted to date. Lengthy timeframes for receipt of assays and analysis of the results have extended completion of the bulk sampling program into the second quarter of 2025. Once all information is available, a reconciliation process to compare the bulk sample results with the predicted tonnes and grade will be undertaken.

On April 28, 2025, Osisko Development released a NI 43-101 compliant optimized feasibility study, which outlined average annual gold production of approximately 190,000 ounces over a 10-year mine life, with an after-tax net present value of C$943 million at a 5% discount rate and an unlevered after-tax internal rate of return of 22.1% at $2,400 per ounce of gold. Using spot gold price of $3,300 per ounce of gold, the after-tax net present value at a 5% discount rate increases to C$2.1 billion with an unlevered after-tax internal rate of return of 38.0%.

On May 6, 2025, Osisko Development reported that its working capital position as at March 31, 2025 will not be sufficient to meet its obligations, commitments and forecasted expenditures up to the period ending March 31, 2026. While management has been successful in securing financing in the past, there can be no assurance that it will be able to do so in the future or that these sources of funding or initiatives will be available to the company or that they will be available on terms which are acceptable to Osisko Development. If management is unable to obtain new funding, Osisko Development may be unable to continue its operations.

As at March 31, 2025, the Company held 33,333,366 common shares representing a 24.4% interest in Osisko Development (24.4% as at December 31, 2024). The Company continues to exercise significant influence over Osisko Development as a result, amongst others, of its ownership interest and board nomination rights, and accounts for its investment using the equity method.

For more information, please refer to Osisko Development's press releases and other public documents available on www.sedarplus.ca and on their website (www.osiskodev.com).

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Sustainability Activities

As a capital provider, Osisko does not have direct control over the operation or sustainability activities of its mining partners operations. However, the Company recognizes that by supporting responsible operators, it can promote sustainable development through its investments.

In 2024, Osisko was recognized as a Great Place to Work® Canada-certified organization for the first time. This achievement reflects its commitment to fostering a dynamic, engaging, and inclusive workplace.

In the first quarter of 2025, the Company continued to support the local communities around its head office and those around its mining partners through different initiatives across three pillars: education, social/community, and climate change/environmental.

In early 2025, Osisko purchased and retired Gold Standard certified carbon credits through Key Carbon Ltd., a financer and supporter of carbon reduction projects. These carbon credits offset the Company's 2024 office-based Scope 2 and Scope 3 indirect emissions (excluding financed emissions).

For a detailed review Osisko's sustainability initiatives, refer to the fifth edition of Osisko's sustainability report, Growing Responsibly, published on April 17, 2025, and available on the Company's website (www.osiskogr.com).

Dividends and Normal Course Issuer Bid

The following table provides details on the dividends declared by the Company for first quarter of 2025 and the year ended December 31, 2024:

Declaration date	Dividend per share	Record date	Payment date	Total dividends
	C$			$

February 19, 2025	0.065	March 31, 2025	April 15, 2025	8,475,000

February 20, 2024	0.060	March 28, 2024	April 15, 2024	8,271,000
May 8, 2024	0.065	June 28, 2024	July 15, 2024	8,843,000
August 6, 2024	0.065	September 30, 2024	October 15, 2024	8,878,000
November 6, 2024	0.065	December 31, 2024	January 15, 2025	8,673,000
Year 2024	0.255			34,665,000

Dividend Reinvestment Plan

The Company offers a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As at March 31, 2025, the holders of 19.3 million common shares had elected to participate in the DRIP, representing dividends payable of $0.9 million. Therefore, 43,289 common shares were issued on April 15, 2025 at a discount rate of 3%.

Normal Course Issuer Bid

In December 2024, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the NCIB program, Osisko may acquire up to 9,331,275 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2024 NCIB program are authorized from December 12, 2024 until December 11, 2025. Daily purchases will be limited to 73,283 common shares, other than block purchase exemptions.

During the three months ended March 31, 2025, the Company did not purchase any common shares under the NCIB program.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Gold Market and Currency

Gold Market

The gold market continued to post strong gains in 2024 and prices rose 26% to reach $2,609 per ounce by the end of 2024. In the first quarter of 2025, the gold price averaged $2,860 per ounce, its highest ever quarterly average in nominal dollars and an increase of 7% when compared to the average in the fourth quarter of 2024. The gold price closed the quarter at $3,115 per ounce, and continued its upward trend in the month of April.

The historical price is as follows:

(per ounce of gold)	High	Low	Average	Close

2025 - Q1	$3,115	$2,633	$2,860	$3,115
2024	2,778	1,985	2,386	2,609
2023	2,078	1,811	1,941	2,078
2022	2,039	1,629	1,800	1,812
2021	1,943	1,684	1,799	1,820

Currency

The exchange rates for the Canadian/U.S. dollar are outlined below:

	High	Low	Average	Close

2025 - Q1	0.7059	0.6848	0.6968	0.6956
2024	0.7510	0.6937	0.7302	0.6950
2023	0.7617	0.7207	0.7410	0.7561
2022	0.8031	0.7217	0.7692	0.7383
2021	0.8306	0.7727	0.7980	0.7888

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	Three months ended March 31,
	2025	2024
	$	$

Revenues	54,916	45,047
Cost of sales	(1,619)	(1,359)
Depletion	(7,744)	(8,546)
Gross profit	45,553	35,142

Operating income	38,515	29,587

Net earnings	25,640	11,169
Net earnings per share - basic and diluted	0.14	0.06

Total assets	1,388,729	1,444,017

Total long-term debt	74,346	112,135

Operating cash flows	46,079	37,362

Dividend per common share (C$)	0.065	0.060

Weighted average shares outstanding (in thousands)
Basic	186,979	185,761
Diluted	188,425	186,870

Average realized price of gold (per ounce sold)	2,863	2,073

(1) Unless otherwise noted, financial information is in U.S. dollars and prepared in accordance with IFRS Accounting Standards.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Overview of Financial Results

Financial Summary - First Quarter of 2025

  Revenues from royalties and streams of $54.9 million ($45.0 million in Q1 2024);

  Gross profit of $45.6 million ($35.1 million in Q1 2024);

  Operating income of $38.5 million ($29.6 million in Q1 2024);

  Net earnings of $25.6 million or $0.14 per basic share ($11.2 million or $0.06 per basic share in Q1 2024);

  Adjusted earnings5  of $29.5 million or $0.16 per basic share ($22.0 million or $0.12 per basic share in Q1 2024); and

  Cash flows provided by operating activities of $46.1 million ($37.4 million in Q1 2024).

Revenues from royalties and streams increased to $54.9 million in the first quarter of 2025 compared to $45.0 million in the first quarter of 2024, as a result of higher metal prices, partially offset by lower deliveries under the royalty and stream agreements, mostly due to the stoppage of operations at the Eagle Gold mine in June 2024.

Gross profit amounted to $45.6 million in the first quarter of 2025 compared to $35.1 million in the first quarter of 2024. Cost of sales increased, mostly as a result of higher metal prices, while depletion decreased due to lower deliveries.

General and administrative ("G&A") expenses and business development expenses increased in the first quarter of 2025 as a result of increased compensation expense (including increased share-based compensation) and increased activities. G&A expenses amounted to $5.0 million in the first quarter of 2025 compared to $4.5 million in the first quarter of 2024, while business development expenses amounted to $2.1 million in the first quarter of 2025 compared to $1.0 million in the first quarter of 2024.

Operating income in the first quarter of 2025 increased to $38.5 million compared to $29.6 million in the first quarter of 2024, mostly as a result of a higher gross profit, partially offset by increased G&A and business development expenses.

Net earnings in the first quarter of 2025 were $25.6 million, compared to $11.2 million in the first quarter of 2024. The increased in 2025 is mostly the result of a higher operating income and a lower share of loss of associates.

Adjusted earnings reached $29.5 million in the first quarter of 2025 compared to $22.0 million in the first quarter of 2024, mostly a result of a higher gross profit and lower finance costs, partially offset by higher G&A and business development expenses, higher income taxes and lower interest income. A reconciliation of adjusted earnings is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities in the first quarter of 2025 were $46.1 million, compared to $37.4 million in the first quarter of 2024. The increase was mainly the result of higher revenues, partially offset by higher G&A and business development expenses.

______________________________________________

5 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income for the three months ended March 31, 2025 and 2024 (in thousands of dollars):

		Three months ended March 31,
		2025	2024
		$	$

Revenues	(a)	54,916	45,047

Cost of sales	(b)	(1,619)	(1,359)
Depletion	(c)	(7,744)	(8,546)
Gross profit	(d)	45,553	35,142

Other operating expenses
General and administrative	(e)	(4,959)	(4,544)
Business development	(f)	(2,079)	(1,011)

Operating income		38,515	29,587

Other expenses, net	(g)	(5,010)	(12,560)

Earnings before income taxes		33,505	17,027

Income tax expense	(h)	(7,865)	(5,858)

Net earnings		25,640	11,169

(a) Revenues are comprised of the following:

	Three months ended March 31,
	2025			2024
	Average selling price per ounce / tonne ($)	Ounces / tonnes sold	Total revenues ($000's)	Average selling price per ounce / tonne ($)	Ounces / tonnes sold	Total revenues ($000's)

Gold sold	2,863	10,784	30,874	2,073	13,769	28,579
Silver sold	32.71	484,011	15,833	23.78	502,914	11,960
Copper sold	9,783	224	2,192	-	-	-
Other (paid in cash)	-	-	6,017	-	-	4,508
			54,916			45,047

The decrease in gold ounces sold is mostly the result of the stoppage of operations at the Eagle Gold mine in June 2024. The copper tonnes sold are related to the CSA copper stream which had an economic effective date of June 17, 2024.

(b) Cost of sales mainly represents the acquisition price of the metals under the stream agreements, as well as deductions (if applicable) for governmental royalties, refining, insurance, transportation and other costs related to the metals received under royalty agreements. For the three months ended March 31, 2025, cost of sales amounted to $1.6 million, compared to $1.4 million during the three months ended March 31, 2024. The increase in 2025 is mostly due to higher metal prices.

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the related agreements. The depletion expense in the first quarter of 2025 amounted to $7.7 million, compared to $8.5 million in the first quarter of 2024. The decrease in 2025 is mostly due to lower deliveries.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

(d) The breakdown of cash margin6 and gross profit per type of interest is as follows (in thousands of dollars):

	Three months ended March 31,
	2025	2024
	$	$

Royalty interests
Revenues	36,790	33,029
Less: cost of sales (excluding depletion)	(145)	(78)
Cash margin (in dollars)	36,645	32,951

Depletion	(2,710)	(4,104)
Gross profit	33,935	28,847

Stream interests
Revenues	18,126	12,018
Less: cost of sales (excluding depletion)	(1,474)	(1,281)
Cash margin (in dollars)	16,652	10,737

Depletion	(5,034)	(4,442)
Gross profit	11,618	6,295

Royalty and stream interests Total cash margin (in dollars)	53,297	43,688
Divided by: total revenues	54,916	45,047
Cash margin (in percentage of revenues)	97.1%	97.0%

Total - Gross profit	45,553	35,142

(e) G&A expenses increased in the first quarter of 2025 to $5.0 million from $4.5 million in the first quarter of 2024, mostly as a result of increased compensation expense (including increased share-based compensation).

(f) Business development expenses increased in the first quarter of 2025 to $2.1 million from $1.0 million in the first quarter of 2024, mostly as a result of increased compensation expense (including increased share-based compensation) and increased activities.

(g) Other expenses, net of $5.0 million in the first quarter of 2025 include a share of loss of associates of $3.8 million, finance costs of $1.7 million and a change in fair value of financial assets at fair value through profit and loss of $0.3 million, partially offset by interest income of $0.6 million and a foreign exchange gain of $0.2 million.

Other expenses, net of $12.6 million in the first quarter of 2024 include a share of loss of associate of $10.1 million, finance costs of $2.8 million and a foreign exchange loss of $2.4 million, partially offset by a change in expected credit loss of $1.4 million, interest income of $1.0 million and a change in fair value of financial assets at fair value through profit and loss of $0.3 million.

(h) The effective income tax rate in the first quarter of 2025 is 23.5%, compared to 34.4% in the comparative period of 2024. The statutory rate is 26.5% in 2025 and 2024. The elements that impacted the effective income tax rates are other income not taxable, other expenses not deductible and revenues taxable at different rates. Cash taxes of $0.6 million were paid in the first quarter of 2025 compared to $0.4 million in the first quarter of 2024. Cash taxes paid were related to taxes on royalties earned in foreign jurisdictions.

______________________________________________

6 Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Liquidity and Capital Resources

As at March 31, 2025, the Company's cash position amounted to $63.1 million compared to $59.1 million as at December 31, 2024.

Significant variations in the liquidity and capital resources for the three months ended March 31, 2025 are summarized below and explained under the Cash Flows section of this MD&A.

Revolving credit facility

A total amount of C$550.0 million ($382.6 million) is available under the revolving credit facility (the "Facility"), with an additional uncommitted accordion of up to C$200.0 million ($139.1 million).

The maturity date of the Facility is April 30, 2028 and the uncommitted accordion is subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalties, streams and other interests, and is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, Canadian Overnight Repo Rate Average ("CORRA") or Secured Overnight Financing Rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. As at March 31, 2025, the effective interest rate on the drawn balance was 5.3%, including the applicable margin.

The Facility includes covenants that require the Company to maintain certain financial ratios, including leverage ratios, and to meet certain non-financial requirements. As at March 31, 2025, all such ratios and requirements were met.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Cash Flows

The following table summarizes the cash flows for the three months ended March 31, 2025 and 2024 (in thousands of dollars):

	Three months ended March 31,
	2025	2024
	$	$
Cash flows
Operations	47,053	37,858
Working capital items	(974)	(496)
Operating activities	46,079	37,362
Investing activities	(16,666)	3,177
Financing activities	(25,449)	(38,957)
Effects of exchange rate changes on cash	10	(682)
Increase in cash	3,974	900
Cash - January 1	59,096	51,204
Cash - March 31	63,070	52,104

Operating Activities

In the first quarter of 2025, cash flows provided by operating activities amounted to $46.1 million compared to $37.4 million in the first quarter of 2024. The increase was mainly the result of higher revenues, partially offset by higher G&A and business development expenses.

Investing Activities

During the first quarter of 2025, cash flows used by investing activities amounted to $16.7 million compared to cash flows provided by investing activities of $3.2 million in the first quarter of 2024.

In the first quarter of 2025, the Company acquired equity investments for $10.6 million and advanced $0.8 million to an associate (in the form of an increase in a note receivable presented as other investments on the consolidated balance sheets). Osisko also invested $5.3 million in royalty and stream interests.

In the first quarter of 2024, the disposal of equity investments generated proceeds of $2.4 million. An additional amount of $1.4 million was received from the partial repayment of the Stornoway bridge loan, which was fully provisioned in 2023. The cash inflows were partially offset by an increase in a note receivable from an associate in an amount of $0.7 million.

Financing Activities

During the first quarter of 2025, cash flows used by financing activities amounted to $25.4 million compared to $39.0 million in the first quarter of 2024.

In the first quarter of 2025, Osisko repaid a net amount of $19.6 million on its revolving credit facility, paid $7.6 million in dividends and $0.7 million in withholding taxes on the settlement of restricted and deferred share units, and received proceeds from the exercise of share options and the share purchase plan for $2.6 million.

In the first quarter of 2024, Osisko repaid an amount of $32.4 million under its revolving credit facility, paid $7.7 million in dividends and $2.2 million in withholding taxes on the settlement of restricted and deferred share units, and received proceeds from the exercise of share options and the share purchase plan for $3.6 million.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2025	2024				2023
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

GEOs	19,014	20,005	18,408	20,068	22,259	23,275	23,292	24,465
Cash	63,070	59,096	43,366	48,018	52,104	51,204	52,330	70,033
Total assets	1,388,729	1,377,634	1,385,713	1,382,089	1,444,017	1,486,472	1,663,396	2,191,128
Total long-term debt	74,346	93,900	59,816	79,610	112,135	145,080	233,262	319,650
Equity	1,213,894	1,188,953	1,215,186	1,215,186	1,237,585	1,247,931	1,227,238	1,748,097
Revenues	54,916	56,742	41,977	47,391	45,047	47,835	46,276	45,059
Net cash flows from operating activities	46,079	49,765	34,564	38,234	37,362	37,148	32,408	35,278
Impairment of assets, net of income taxes	-	-	-	36,425	-	66,537	20,639	16,032
Net earnings (loss)	25,640	7,105	13,409	(15,416)	11,169	(51,234)	(14,703)	13,100
Basic and diluted net earnings (loss) per share	0.14	0.04	0.07	(0.08)	0.06	(0.28)	(0.08)	0.07
Weighted average shares outstanding (000's)
- Basic	186,979	186,747	186,408	186,217	185,761	185,353	185,304	185,093
- Diluted	188,425	188,180	187,732	186,217	186,870	185,353	185,304	186,267
Share price - TSX - closing (C$)	30.37	26.03	25.05	21.32	22.23	18.91	15.95	20.36
Share price - NYSE - closing	21.12	18.10	18.51	15.58	16.42	14.28	11.75	15.10
Price of gold (average)	2,860	2,663	2,474	2,338	2,070	1,971	1,928	1,976
Closing exchange rate (2) (C$/US$)	0.6956	0.6950	0.7408	0.7306	0.7380	0.7561	0.7396	0.7553

(1) Unless otherwise noted, financial information is in U.S. dollars and prepared in accordance with IFRS Accounting Standards.

(2) Bank of Canada Daily Rate.

In the first quarter of 2025, the Company repaid a net amount of $19.6 million on its revolving credit facility.

During the fourth quarter of 2024, the Company drew $35.0 million on its revolving credit facility to finance the acquisition of royalty and stream interests.

During the second quarter of 2024, the Company repaid $32.3 million on its revolving credit facility and recorded an impairment loss of $49.6 million ($36.4 million, net of income taxes) on its Eagle Gold mine royalty interest.

During the first quarter of 2024, the Company repaid $32.4 million on its revolving credit facility.

During the fourth quarter of 2023, the Company sold its equity investment in Osisko Mining Inc. for net proceeds of $94.3 million and used the funds to partly repay a portion of its revolving credit facility. The Company also incurred an impairment charge of $17.8 million on the Tintic stream and $48.8 million on the equity investment in Osisko Development.

During the second quarter of 2023, the Company, through Osisko Bermuda, acquired silver and copper streams on the CSA mine for $150.0 million and common shares in MAC Copper, who acquired the CSA mine, for $40.0 million. The transaction was financed from cash on hand (approximately 30%) and from a drawdown on the revolving credit facility.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Segment Disclosure

The President and Chief Executive Officer (chief operating decision-maker) organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues, including revenues derived from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests, are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the three months ended March 31, 2025 and 2024, royalty, stream and other interest revenues were earned from the following jurisdictions (in thousands of dollars):

	North America (i)	South America	Australia	Europe	Total
	$	$	$	$	$

2025

Royalties	35,343	1,182	265	-	36,790
Streams	2,135	7,539	4,869	3,583	18,126

	37,478	8,721	5,134	3,583	54,916

2024

Royalties	32,809	185	35	-	33,029
Streams	1,576	6,124	2,452	1,866	12,018

	34,385	6,309	2,487	1,866	45,047

	(i) 91% of North America’s revenues were generated from Canada during the three months ended March 31, 2025 (90% during the three months ended March 31, 2024).

For the three months ended March 31, 2025, two royalty and stream interests generated revenues of $28.3 million (two royalty and stream interests generated revenues of $25.7 million for the three months ended March 31, 2024), which represented 51% of revenues (57% of revenues for the three months ended March 31, 2024), including one royalty interest that generated revenues of $20.7 million ($19.6 million for the three months ended March 31, 2024).

For the three months ended March 31, 2025, revenues generated from precious metals represented 96% of total revenues (almost 100% for the three months ended March 31, 2024).

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at March 31, 2025 and December 31, 2024, which is based on the location of the properties related to the royalty, stream or other interests (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

March 31, 2025

Royalties	390,147	126,853	58,628	49,950	5,002	10,342	640,922
Streams	145,972	126,055	134,454	-	22,300	31,919	460,700
Offtakes	-	-	7,067	-	3,704	-	10,771

	536,119	252,908	200,149	49,950	31,006	42,261	1,112,393

December 31, 2024

Royalties	392,520	127,008	57,646	49,906	-	10,333	637,413
Streams	146,408	127,974	136,386	-	22,300	32,603	465,671
Offtakes	-	-	7,067	-	3,704	-	10,771

	538,928	254,982	201,099	49,906	26,004	42,936	1,113,855

	(i) 78% of North America's net interests are located in Canada as at March 31, 2025 (78% as at December 31, 2024).

Related Party Transactions

During the three months ended March 31, 2025, the Company advanced additional funds to an associate ($0.8 million). As at March 31, 2025, a note receivable from an associate of $13.0 million is included in other investments ($12.2 million as at December 31, 2024). The note receivable is secured by the assets of the associate.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Contractual Obligations and Commitments

Investments in royalty and stream interests

As at March 31, 2025, significant commitments related to the acquisition of royalties and streams are detailed in the following table. The Company intends to meet these commitments by using its cash balance, from its expected operating cash flows to be generated from its operations and/or by drawdowns on its revolving credit facility.

Company	Project (asset)	Installments	Triggering events

Gold Resource Corporation	Back Forty project (gold stream)	$5.0 million	Receipt of all material permits for the construction and operation of the project.
		$25.0 million	Pro-rata to drawdowns with construction finance facility.

SolGold plc	Cascabel project (gold stream)	$10.0 million	Achievement of operational milestones, including execution of the amended investment protection agreement, completion of geotechnical drilling and finalization of the tailings storage facility design sufficient for a minimum of 10 years of operation.
		$10.0 million	Achievement of operational milestones, including submission of all final permit applications for the construction and operation of the project.
		$195.0 million	Pro-rata to drawdowns with construction finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	C$45.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way, surface rights on the property and all material construction permits, positive construction decision, and raising a minimum of C$135.0 million in non-debt financing and demonstrating that the financial assurance required to allow Falco to proceed with the commencement of mining activities can be satisfied, as applicable.
		C$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		C$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Stream and offtake purchase agreements

The following table summarizes the significant commitments related to producing assets and assets in advance stage of development to pay for metals and other commodities to which Osisko has the contractual right pursuant to the associated purchase agreements:

	Attributable payable production to be purchased		Per ounce/tonnes/carat cash payment		Term of agreement	Date of contract
Interest	Silver	Other	Silver	Other
CSA streams (1)	100%	3.0 - 4.875% (Copper)	4%	4%	Life of mine	June 2023
Gibraltar stream (2)	100%		nil		Life of mine	March 2018 Amended Dec. 2024
Mantos Blancos stream (3)	100%		8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream (4)		9.6% (Diamonds)		Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
Sasa stream (5)	100%		$6.545		40 years	November 2015

(1) Osisko Bermuda will receive refined silver equal to 100% of the payable silver produced from the CSA mine for the life of the mine, and will be entitled to receive refined copper equal to 3.0% of payable copper produced from the CSA mine until the 5th anniversary of the agreements, then 4.875% of payable copper produced from the CSA mine until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from the CSA mine for the remaining life of the mine. On the 5th anniversary of the Closing Date, MAC Copper will have the option to exercise certain buy-down rights by paying a one-time cash payment to Osisko Bermuda of $20.0 million to $40.0 million. If the option is exercised, Osisko Bermuda will still be entitled to receive refined copper equal to 3.25% - 4.0625% of payable copper produced from the CSA mine until 23,900 to 28,450 metric tonnes have been delivered in aggregate, and thereafter 1.5% - 1.875% of payable copper produced from the CSA mine for the remaining life of the mine. As of March 31, 2025, 972 tonnes of copper have been delivered to Osisko  Bermuda under the stream agreements.

(2) Osisko will receive from Taseko an amount of silver production equal to 100% of Gibraltar mine's production, until reaching the delivery to Osisko of 6.8 million ounces of silver, and 35% of production thereafter. As of March 31, 2025, a total of 1.5 million ounces of silver have been delivered under the stream agreement.

(3) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%. As of March 31, 2025, a total of 6.6 million ounces of silver have been delivered to Osisko Bermuda under the stream agreement.

(4) On October 27, 2023, Stornoway announced it was suspending operations and placing itself under the protection of the Companies' Creditors Arrangement Act.

(5) Price subject to the lesser of 3% or inflation over the previous calendar year measured by the consumer price index (CPI) per ounce price escalation after 2016.

Off-Balance Sheet Items

There are no significant off-balance sheet arrangements, other than the contractual obligations and commitments mentioned above.

Outstanding Share Data

As of May 7, 2025, 187,466,956 common shares and 1,806,566 share options were issued and outstanding.

Subsequent Events to March 31, 2025

Revolving credit facility

Subsequent to March 31, 2025, the Company repaid a total amount of $30.0 million on its revolving credit facility.

Dividends

On May 7, 2025, the Board of Directors declared a quarterly dividend of US$0.055 per common share payable on July 15, 2025 to shareholders of record as of the close of business on June 30, 2025.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is subject to a number of risk factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko's most recent Annual Information Form, and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission ("SEC"). If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko's most recent Annual Information Form filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS Accounting Standards, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Basis of Presentation of Consolidated Financial Statements

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the years ended December 31, 2024 and 2023, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year.

The financial statements included herein reflect all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended March 31, 2025 are not necessarily indicative of the results to be expected for the full year. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

Change in presentation currency

During the year ended December 31, 2024, the Company elected to change its presentation currency from Canadian dollars ("C$") to U.S. dollars. The change in presentation currency is to improve investors and other stakeholders' ability to compare the Company's financial results with other precious metals royalty and streaming companies, who mostly report their results in U.S. dollars.

In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, this change in presentation currency was applied retrospectively as if the new presentation currency had always been the Company's presentation currency and, accordingly, the comparative figures for 2024 have been restated (including in the notes to the consolidated financial statements).

Accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2025. These standards, interpretations to existing standards and amendments, other than IFRS 18 Presentation and Disclosure in Financial Statements and the amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which are presented below, are not expected to have any significant impact on the Company or are not considered material and are therefore not discussed herein.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. IFRS 18 was issued in response to investors' concerns about the comparability and transparency of entities' performance reporting. The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how 'operating profit or loss' is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The key new concepts introduced in IFRS 18 relate to:

  the structure of the statement of profit or loss;
  required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and
  enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its 'operating profit or loss'.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. Management has not yet evaluated the impact that this new standard will have on its consolidated financial statements.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Amendments - IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7, which respond to recent questions arising in practice. The amendments were issued to:

  clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
  clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion;
  add new disclosures for certain instruments with contractual terms that can change cash flows; and
  update disclosures for equity instruments designated at fair value through other comprehensive income.

The new requirements will apply from January 1, 2026, with early application permitted. Management has not yet evaluated the impact that this new standard will have on its consolidated financial statements.

Critical Accounting Estimates and Significant Judgements

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The critical accounting estimates, as well as the significant judgements in applying the Company's accounting policies are consistent with those reported in the annual consolidated financial statements for the years ended December 31, 2024 and 2023, and are detailed in the notes to the audited consolidated financial statements for the years ended December 31, 2024 and 2023, filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the notes to the audited consolidated financial statements for the years ended December 31, 2024 and 2023 and in the interim unaudited consolidated financial statements for the three months ended March 31, 2025 and 2024, both filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guy Desharnais, Ph.D., P.Geo, Vice President, Project Evaluation at Osisko, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Non-IFRS Financial Performance Measures

Cash margin (in dollars and in percentage of revenues)

Cash margin in dollars and in percentage of revenues are non-IFRS financial measures. Cash margin (in dollars) is defined by Osisko as revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) is obtained from the cash margin (in dollars) divided by revenues.

Management uses cash margin in dollars and in percentage of revenues to evaluate Osisko's ability to generate positive cash flow from its royalty, stream and other interests. Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as gross margin and operating cash flows, to evaluate Osisko's performance relative to peers in the mining industry who present these measures on a similar basis. Cash margin in dollars and in percentage of revenues are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

A reconciliation of the cash margin per type of interests (in dollars and in percentage of revenues) is presented under the Overview of Financial Results section of this MD&A.

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings and adjusted earnings per basic share are non-IFRS financial measures and are defined by Osisko by excluding the following items from net earnings (loss) and earnings (loss) per share: foreign exchange gains (losses), impairment charges and reversal related to royalty, stream and other interests, changes in allowance for expected credit losses, write-offs and impairment of investments, gains (losses) on disposal of assets, gains (losses) on investments, share of income (loss) of associates, transaction costs and other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

Management uses adjusted earnings and adjusted earnings per basic share to evaluate the underlying operating performance of Osisko as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its consolidated financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net earnings (loss) and net earnings (loss) per basic share, investors and analysts use adjusted earnings and adjusted earnings per basic share to evaluate the results of the underlying business of Osisko, particularly since the excluded items are typically not included in Osisko's annual guidance. While the adjustments to net earnings (loss) and net earnings (loss) per basic share in these measures include items that are both recurring and non-recurring, management believes that adjusted earnings and adjusted net earnings per basic share are useful measures of Osisko's performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of the core operating results from period to period, are not always reflective of the underlying operating performance of the business and/or are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per basic share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of net earnings to adjusted net earnings is presented below:

	Three months ended March 31,
	2025	2024
(in thousands of dollars, except per share amounts)	$	$

Net earnings	25,640	11,169

Adjustments:
Foreign exchange (gain) loss	(160)	2,411
Share of loss of associates	3,752	10,053
Changes in allowance for expected credit losses and write-offs	-	(1,399)
Loss (gain) on investments	286	(388)
Tax impact of adjustments	(41)	136

Adjusted earnings	29,477	22,032

Weighted average number of common shares outstanding (000's)	186,979	185,761

Adjusted earnings per basic share	0.16	0.12

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Forward-Looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, the ability to complete any announced transaction, production estimates of Osisko's assets (including increase of production), the 2025 guidance on GEOs and cash margin and the 5-year outlook on GEOs included under "Guidance for 2025 and 5-Year Outlook" and other guidance based on disclosure from operators, Osisko's ability to influence its partners' sustainability practices, maintaining or improving ESG ratings and rankings, that corporate policies will be complied with at all time, sustained commitment of Osisko in the implementation of its climate strategy, continued improvement toward carbon neutrality, continued increase of community investments, timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities, future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and statements and guidance as to gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, including the assumptions set out under "Guidance for 2025 and 5-Year Outlook", and no assurance can be given that the estimates or related guidance will be realized. Forward-looking statements are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or by statements that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating to title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (e) continued availability of capital and financing to Osisko or the operators of properties, and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko's business, operations and financial condition; (g) impact related to climate changes or technologies which may affect the implementation of Osisko's climate strategy and achievement of carbon neutrality, that criteria will continue to be met to achieve improved ESG ratings, that actual facts may significantly differs from hypothesis used in any assessment scenario analysis (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets  (c) the determination of Osisko's Passive Foreign Investment Company ("PFIC") status (d) Osisko's ability to deliver on its climate strategy, that Osisko's efforts in maintaining carbon neutrality will be achieved and that any efforts toward reducing Osisko's carbon emission or to support decarbonization efforts of Osisko's partners will be successful, or (e) the availability of funds to finance community investments. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Company's ongoing income and assets relating to determination of its PFIC status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended, Osisko's continued commitment toward improving sustainability goals, the continued validity of science and reasonableness of hypothesis relating to climate change and assessment scenario analysis, the absence of material changes to the regulatory framework relating to climate and climate related disclosure, the compliance by directors and employees to the corporate policies, the availability of funds to continue to support community investments and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this MD&A are not guarantee of future performance and should not be unduly relied upon. In this MD&A, Osisko relies on information publicly disclosed by other issuers and third-parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result, reports its mineral resources and reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 ("NI 43-101"). The definitions of NI 43-101 are adopted from those described by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). In a number of cases Osisko has disclosed resource and reserve estimates covering properties related to the mining assets that are not based on CIM definitions, but instead have been prepared in reliance upon JORC and S-K 1300 (collectively, the "Acceptable Foreign Codes"). Estimates based on Acceptable Foreign Codes are recognized under NI 43-101 in certain circumstances. New mining disclosure rules under Subpart 1300 of Regulation S-K ("S-K 1300") became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. CIM definitions are not identical to those of the Acceptable Foreign Codes, the resource and reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar reserve and resource estimates. Nonetheless, readers are cautioned that there are differences between the terms and definitions of the CIM and the Acceptable Foreign Codes, and there is no assurance that mineral reserves or mineral resources would be identical had the owner or operator prepared the reserve or resource estimates under another code. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the S-K 1300. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

Osisko Gold Royalties Ltd 2025 – First Quarter Report	Management’s Discussion and Analysis

Corporate Information

Osisko Gold Royalties Ltd - Head Office	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com	Michael Spencer, Managing Director Brendan Pidcock, Vice President, Technical Services

Osisko Gold Royalties Ltd - Toronto Office
100 King Street West
Suite 5710
Toronto, Ontario, Canada M5X 1K1

Directors	Officers
Norman MacDonald, Chair	Jason Attew, President and Chief Executive Officer
Jason Attew, President and Chief Executive Officer	Guy Desharnais, Vice President, Project Evaluation
Joanne Ferstman	Iain Farmer, Vice President, Corporate Development
Edie Hofmeister	André Le Bel, Vice President, Legal Affairs and Corporate Secretary
William Murray John	Grant Moenting, Vice President, Capital Markets
Pierre Labbé	Frédéric Ruel, Vice President, Finance and Chief Financial Officer
Wendy Louie	Heather Taylor, Vice President, Sustainability and Communications
Candace MacGibbon
David Smith

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Ph.D., P.Geo, Vice-President, Project Evaluation

Exchange listings - common shares

Toronto Stock Exchange: OR

New York Stock Exchange: OR

Dividend Reinvestment Plan

Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents

Canada: TSX Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP